Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three months ended January 31, 2025 and 2024
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024

Condensed Interim Consolidated Financial Statements for the three months ended January 31, 2025 and 2024.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2025 and October 31, 2024
(Unaudited — In thousands of Canadian dollars)

	Notes	2025	2024
		$	$

Assets
Current assets
Cash and cash equivalents		33,341	47,267
Marketable securities		712	712
Trade and other receivables	11	3,463	3,308
Inventory	10	30,397	29,338
Prepaid expenses and deposits	9	5,819	5,164
Total current assets		73,732	85,789
Non-current assets
Property and equipment	7	28,173	27,471
Right‐of‐use assets	24	37,661	36,525
Long term prepaid expenses and deposits	9	3,630	3,607
Intangible assets and goodwill	8	92,467	92,816
Total non-current assets		161,931	160,419
Total assets		235,663	246,208
Liabilities
Current liabilities
Accounts payables and accrued liabilities	12	21,893	23,809
Deferred revenue		1,838	1,990
Interest bearing loans and borrowings	14	11,997	12,891
Current portion of notes payable	13	724	13,974
Current portion of lease liabilities	24	9,376	8,816
Total current liabilities		45,828	61,480
Non-current liabilities
Notes payable	13	68	65
Lease liabilities	24	32,328	31,391
Deferred tax liability		285	284
Secured Debentures	15	12,054	7,476
Total non-current liabilities		44,735	39,216
Total liabilities		90,563	100,696
Shareholders' equity
Share capital	17	301,050	300,643
Warrants	19	4,629	4,632
Contributed surplus		41,499	40,507
Accumulated other comprehensive income		7,729	6,848
Accumulated deficit		(212,166)	(209,358)
Equity attributable to owners of the Company		142,741	143,272
Non-controlling interest	27	2,359	2,240
Total shareholders' equity		145,100	145,512
Total liabilities and shareholders' equity		235,663	246,208
Contingent liability (Note 26)
Subsequent events (Note 28)

3

High Tide Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended
	Notes	2025	2024
Revenue	6, 22	142,461	128,068
Cost of sales		(107,021)	(92,074)
Gross profit		35,440	35,994
Expenses
Salaries, wages and benefits		(17,581)	(15,903)
Share-based compensation	18	(1,175)	(795)
General and administration		(6,563)	(5,606)
Professional fees		(1,809)	(2,071)
Advertising and promotion		(912)	(822)
Depreciation and amortization	7, 8, 24	(5,847)	(6,848)
Interest and bank charges		(1,486)	(1,157)
Total expenses		(35,373)	(33,202)
Income from operations		67	2,792
Other income (expenses)
Loss on extinguishment of financial liability		-	(235)
Loss on revaluation of convertible debentures		-	(755)
Loss on revaluation of marketable securities		-	(77)
Finance and other costs	16	(2,731)	(2,258)
Gain on revaluation of put option liability		-	300
Gain (loss) on foreign exchange		13	(5)
Total other expenses		(2,718)	(3,030)
Loss before taxes		(2,651)	(238)
Income tax expense		(38)	(241)
Deferred income tax recovery		-	474
Net loss		(2,689)	(5)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		881	(737)
Total comprehensive loss		(1,808)	(742)

Net income (loss) attributed to:
Owners of the company		(2,808)	(340)
Non-controlling interest	27	119	335
		(2,689)	(5)

Comprehensive (loss) income attributed to:
Owners of the company		(1,922)	(797)
Non-controlling interest		114	55
		(1,808)	(742)

Loss per share
Basic and diluted	20	(0.03)	—

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2023		288,027	12,740	30,749	717	5,257	(205,934)	131,556	2,110	133,666

Issued to pay fees in shares		1,331	-	-	-	-	-	1,331	-	1,331
Purchase of Queen of bud - paid in shares		900	-	-	-	-	-	900	-	900
Acquisition of non-controlling interest - NuLeaf		-	-	-	-	-	196	196	(196)	-
Issuance of share for settlement of convertible debentures		5,025	-	-	-	-	-	5,025	-	5,025
Issuance of shares through ATM		3,154	-	-	-	-	-	3,154	-	3,154
Revaluation of Convertible Debt		-	-	-	(525)	-	525	-	-	-
Share-based compensation		-	-	2,975	-	-	-	2,975	-	2,975
Share issuance costs		(97)	-	-	-	-	-	(97)	-	(97)
RSUs vested		929	-	(929)	-	-	-	-	-	-
Warrants exercised		358	(100)	27	-	-	-	285	-	285
Warrants expired		-	(8,008)	8,008	-	-	-	-	-	-
Options exercised		216	-	(105)	-	-	-	111	-	111
Settlement of escrow shares		-	-	(218)	-	-	-	(218)	-	(218)
Cumulative translation adjustment		-	-	-	-	1,591	-	1,591	-	1,591
Settlement of Convertible Debenture		-	-	-	(192)	-	192	-	-	-
TSX Bond Issuance		800	-	-	-	-	-	800	-	800
Partner distributions		-	-	-	-	-	-	-	(200)	(200)
Net loss for the period		-	-	-	-	-	(4,337)	(4,337)	526	(3,811)
Balance, October 31, 2024		300,643	4,632	40,507	-	6,848	(209,358)	143,272	2,240	145,512
Issuance of shares through ATM	17	52	-	-	-	-	-	52	-	52
Share-based compensation	18	-	-	1,175	-	-	-	1,175	-	1,175
Share issuance costs	17	(47)	-	-	-	-	-	(47)	-	(47)
Warrants exercised	19	10	(3)	-	-	-	-	7	-	7
Options exercised		392	-	(183)	-	-	-	209	-	209
Cumulative translation adjustment		-	-	-	-	881	-	881	-	881
Net loss for the period		-	-	-	-	-	(2,808)	(2,808)	119	(2,689)
Balance, January 31, 2025		301,050	4,629	41,499	-	7,729	(212,166)	142,741	2,359	145,100

5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2025	2024
Operating activities
Net loss		(2,689)	(5)
Adjustments for items not effecting cash and cash equivalents
Income tax expense		38	241
Deferred income tax recovery		-	(474)
Accretion expense	16	200	1,007
Amortization of issuance fees on Secured debentures	16	86	-
Lease investment write-off		-	179
Depreciation and amortization	7, 8, 24	5,847	6,848
Share-based compensation	18	1,175	795
Loss on extinguishment of financial liability	12	-	235
Loss on revaluation of marketable securities		-	77
Gain on revaluation of put option liability		-	(300)
Gain on foreign exchange		(13)	5
Loss on revaluation of convertible debentures		-	755
		4,644	9,363
Changes in non-cash working capital
Trade and other receivables		(155)	3,097
Inventory		(1,059)	530
Prepaid expenses and deposits		(678)	(573)
Accounts payables and accrued liabilities		(1,918)	(5,381)
Deferred revenue		(152)	(163)
Net cash provided by operating activities		682	6,873

Investing activities
Purchase of property and equipment	7	(2,568)	(1,898)
Purchase of intangible assets	8	(47)	(179)
Business combinations, net of cash acquired		-	1
Purchase to obtain right-of-use assets		(126)	-
Net cash used in investing activities		(2,741)	(2,076)

Financing activities
Repayment of interest bearing loans and borrowings	14	(894)	(777)
Repayment of notes payable	13	(13,385)	(72)
Repayment of convertible debentures		-	(2,792)
Lease liability payments	24	(2,222)	(2,754)
Share issuance costs	17	(47)	(27)
Proceeds from equity financing through ATM	17	52	3
Warrants exercised	20	7	-
RSU vested	18	-	223
Options exercised		70	-
Proceeds from secured debentures		4,427	-
Net cash used in financing activities		(11,992)	(6,196)

Effect of foreign exchange on cash		125	(37)

Net (decrease) increase in cash		(13,926)	(1,436)
Cash and cash equivalents, beginning of period		47,267	30,121
Cash and cash equivalents, end of period		33,341	28,685

Supplemental cash flow information		2025	2024
Cash Interest Received		158	58
Cash Interest Paid		1,814	1,487
Cash Taxes Paid		42	-

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
1. Nature of operations
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with brick and mortar stores and global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2024 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.
These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 17, 2025.
B. Basis of measurement
These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.
C. Currencies and foreign exchange
The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the consolidated statements of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statements of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
D. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	100%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
2629268 Alberta ltd.	87.5%	Canadian Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd. (Blessed CBD)	80%	British Pound Sterling
3. Accounting policies
The material accounting policies applied in the preparation of the condensed interim consolidated financial statements for the three months ended January 31, 2025, and 2024 are consistent with those applied and disclosed in Note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2024.
Effective November 1, 2024, the Company adopted amendments to IFRS 16, Leases which clarifies the subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The adoption of the amendments did not have a material impact on the Company’s condensed interim consolidated financial statements.
Effective November 1, 2024, the Company adopted amendments to IAS 1, which clarifies the criteria for classifying liabilities with covenants as current or non-current. The adoption of the amendments did not have a material impact on the Company’s condensed interim consolidated financial statements.
For comparative purposes, the Company has reclassified certain items on the comparative condensed interim consolidated statements of loss and comprehensive loss to conform with current period’s presentation.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
4. Significant accounting judgement, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements are consistent as those applied to and presented in note 4 of the annual consolidated financial statements for the period ended October 31, 2024.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A.    Cantopia (Millcreek) acquisition (Prior year)
On June 25, 2024, the Company closed the acquisition of 100% of one retail cannabis store previously operated by Cantopia at 6400 Millcreek Drive, Mississauga, Ontario. Pursuant to the terms of the Arrangement, the consideration was comprised of $600 in cash with 25% of the purchase price withheld in escrow for one year after the date of the agreement to cover potential post-closing adjustments.
In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the year ended October 31, 2024, Cantopia accounted for $450 in revenues and $70 in net loss. If the acquisition had been had been completed on November 1, 2023, the Company estimates it would have been recorded an increase of $158 in revenue and increase of $25 in net loss for the year ended October 31, 2024.

Total consideration	$
Cash	600
600

Purchase price allocation
Leasehold improvements	50
Office equipment and computers	6
Right of use asset	292
Inventory	41
License	4
Goodwill	499
Lease liability	(292)
600

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
6. Revenue from contracts with customers

For the three months ended January 31	2025	2024	2025	2024	2025	2024
	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
	$	$	$	$	$	$
Primary geographical markets (i)
Canada	135,714	115,701	-	-	135,714	115,701
USA	-	-	6,458	11,815	6,458	11,815
International	-	-	289	552	289	552
Total revenue	135,714	115,701	6,747	12,367	142,461	128,068

Major products and services
Cannabis and CBD products	120,810	103,705	2,809	5,203	123,619	108,908
Consumption accessories	3,665	4,398	3,879	7,164	7,544	11,562
Data analytics, advertising and other revenue	11,239	7,598	59	-	11,298	7,598
Total revenue	135,714	115,701	6,747	12,367	142,461	128,068

Timing of revenue recognition
Transferred at a point in time	135,714	115,701	6,747	12,367	142,461	128,068
Total revenue	135,714	115,701	6,747	12,367	142,461	128,068
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2023	5,739	3,859	42,333	38	3,575	55,544
Additions	970	-	7,110	2	135	8,217
Additions from business combinations	6	-	50	-	-	56
Foreign currency translation	(38)	-	(17)	-	-	(55)
Balance, October 31, 2024	6,677	3,859	49,476	40	3,710	63,762

Additions	233	-	2,314	-	21	2,568
Foreign currency translation	72	-	70	-	-	142
Balance, January 31, 2025	6,982	3,859	51,860	40	3,731	66,472

Accumulated depreciation
Opening balance, November 1, 2023	3,167	1,629	23,101	15	490	28,402
Depreciation	844	584	6,175	-	222	7,825
Foreign currency translation	7	-	57	-	-	64
Balance, October 31, 2024	4,018	2,213	29,333	15	712	36,291

Depreciation	206	96	1,633	-	59	1,994
Foreign currency translation	4	3	7	-	-	14
Balance, January 31, 2025	4,228	2,312	30,973	15	771	38,299

Balance, October 31, 2024	2,659	1,646	20,143	25	2,998	27,471
Balance, January 31, 2025	2,754	1,547	20,887	25	2,960	28,173
(i)As at January 31, 2025, the Company had a balance of $1,172 (October 31, 2024 - $1,199) in assets under construction in Leasehold Improvements. These amounts related to Canadian retail locations not yet in operation.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
8. Intangible assets and goodwill

	Software	Licenses	Brand name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2023	11,310	46,269	8,948	76,203	142,730
Additions	603	(125)	1,000	(96)	1,382
Additions from business combinations	-	4	-	499	503
Impairment loss	-	-	(1,497)	(3,467)	(4,964)
Foreign currency translation	73	-	134	234	441
Balance, October 31, 2024	11,986	46,148	8,585	73,373	140,092
Additions	47	-	-	-	47
Foreign currency translation	158	-	250	420	828
Balance, January 31, 2025	12,191	46,148	8,835	73,793	140,967

Accumulated depreciation
Opening balance, November 1, 2023	6,291	32,954	-	-	39,245
Amortization	2,168	5,705	142	-	8,015
Foreign currency translation	16	-	-	-	16
Balance, October 31, 2024	8,475	38,659	142	-	47,276
Amortization	591	573	50	-	1,214
Foreign currency translation	10	-	-	-	10
Balance, January 31, 2025	9,076	39,232	192	-	48,500

Balance, October 31, 2024	3,511	7,489	8,443	73,373	92,816
Balance, January 31, 2025	3,115	6,916	8,643	73,793	92,467
During the three months ended January 31, 2025, the Company evaluated for indicators of impairment and determined that no indicators were present.

9. Prepaid expenses and deposits

As at	January 31, 2025	October 31, 2024
	$	$
Deposits on cannabis retail outlets	2,992	3,026
Prepaid insurance and other	2,424	2,384
Prepayment on inventory	4,033	3,361
Total	9,449	8,771
Less current portion	(5,819)	(5,164)
Long-term	3,630	3,607

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
10. Inventory

As at	January 31, 2025	October 31, 2024
	$	$
Finished goods	29,753	28,871
Work in process	211	25
Raw material	792	775
Provision for obsolescence	(359)	(333)
Total	30,397	29,338
11. Trade and other receivables

As at	January 31, 2025	October 31, 2024
	$	$
Trade account receivable	3,999	3,833
Allowance for doubtful accounts	(536)	(525)
Total	3,463	3,308
12. Accounts payables and accrued liabilities

As at	January 31, 2025	October 31, 2024
	$	$
Accounts payable	6,538	8,055
Accrued liabilities	10,047	9,752
Income tax payable	1,661	1,659
Sales tax payable	3,647	4,343
Total	21,893	23,809
13. Notes payable

As at	January 31, 2025	October 31, 2024
	$	$
Notes payable (ii) (iii)	724	13,974
Other (i)	68	65
Total	792	14,039
Less current portion	(724)	(13,974)
Long-term obligation	68	65
(i)For the three months ended January 31, 2025, the Company incurred interest on other notes payable in the amount of $2 (January 31, 2024: $nil). The Company made total payment on other notes payables for $3 (January 31, 2024: $70)
(ii)On April 2, 2024 , the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option. The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months. For the three months ended January 31, 2025, the Company made payments of $448 (January 31, 2024: $nil) and incurred accretion expense in the amount of $49 (January 31, 2024: $nil).
(iii)On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included a note payable to Opaskwayak Cree Nation (“OCN”). The note payable was valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. The Company paid the $13,000 loan in full on December 31, 2024. For the three months ended January 31, 2025, the Company

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
incurred interest in the amount of $216 (January 31, 2024: $329) and accretion of $62 (January 31, 2024: $127) in relation to the loan.
14. Interest bearing loans and borrowings

As at	January 31, 2025	October 31, 2024
	$	$
Connect First loan	11,997	12,891
Total	11,997	12,891
During the three months ended, January 31, 2025, the Company incurred interest of $271 (January 31, 2024: $389) and paid $894 (January 31, 2024: $777) as principal in relation to the outstanding interest bearing loans and borrowings.
As at January 31, 2025, the Company has met all the covenants attached to the loan.
15. Secured Debentures

As at	January 31, 2025	October 31, 2024
	$	$
Face value of secured debentures	15,000	10,000
Unamortized discount	(1,386)	(951)
Unamortized issuance fees	(1,560)	(1,573)
Total	12,054	7,476
On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
In connection with the bond issuance, the Company issued 230,760 shares for consideration of $800 for issuance cost.
For the three months ended January 31, 2025, the Company incurred interest in the amount of $390 (January 31, 2024: $nil) and accretion expense of $64 (January 31, 2024: $nil) In addition, the Company recorded amortization expense of issuance fees of $86 (January 31, 2024 - $nil).
This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
16. Finance and other costs

	Three Months Ended January 31,
	2025	2024
	$	$
Accretion on Convertible Debt	-	129
Accretion on Notes payable	136	127
Accretion on Secured Debentures	64	-
Accretion on lease liability	936	751
Amortization of issuance fees on Secured debentures	86	-
Interest on Notes payable	218	348
Interest on Secured Debentures	390	-
Interest on interest bearing borrowings	271	388
Transaction and other costs for the period	630	515
Total	2,731	2,258
17. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of Bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Vested restricted share units (RSU) (note 21)	2,491,345	5,025
Vested restricted share units (RSU)	486,335	929
Share issuance cost	—	(97)
Options exercised	80,290	216
Warrants exercised	104,600	358
Issuance of debenture shares	230,760	800
Balance, October 31, 2024	80,787,017	300,643
Issuance of shares through ATM(i)	11,600	52
Share issuance cost	—	(47)
Options exercised	106,988	392
Warrants exercised	2,800	10
Balance, January 31, 2025	80,908,405	301,050
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. For the three months ended January 31, 2025, a total of $52 (January 31, 2024: $3) has been raised through the program. The ATM program expires in September 2025.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
18. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, six-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	For the three months ended January 31, 2025		For the year ended October 31, 2024
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance, beginning of the period	3,080,452	2.97	4,590,980	3.94
Granted	-	-	234,000	2.67
Forfeited or expired	(249,500)	5.82	(1,629,778)	5.74
Exercised	(178,000)	2.71	(114,750)	1.86
Balance, end of the period	2,652,952	2.72	3,080,452	2.97
Exercisable, end of the period	1,322,971	2.73	1,693,346	3.19
For the three months ended January 31, 2025, the Company recorded share-based compensation related to options of $218 (three months ended January 31, 2024: $618).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
Range of exercise price
$1.53 - $2.52	407,375	1.51	2.09	244,375	1.98
$2.53 - $2.89	2,012,957	1.66	2.75	920,974	2.75
$2.89 - $6.25	232,620	1.06	3.51	157,622	3.77
$1.53 - $6.25	2,652,952	1.72	2.72	1,322,971	2.73
(b) Restricted share units ("RSUs") plan
For the three months ended January 31, 2025, the Company recorded share-based compensation related to RSUs of $957 (three months ended January 31, 2024: $177).

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Number of shares
As at	For the three months ended January 31, 2025	For the year ended October 31, 2024
	#	#
Opening balance, beginning of the period	687,747	486,335
Granted	918,688	687,747
Forfeited or expired	0	(486,335)
Vested and issued	0	0
Balance, end of the period	1,606,435	687,747
(c) Escrow shares

	Number of shares
As at	January 31, 2025	October 31, 2024
	#	#
Opening balance, beginning of the period	-	541,616
Forfeited or expired	-	(90,933)
Released from escrow	-	(450,683)
Balance, end of the period	-	-
19. Warrants

	Number of warrants	Warrants amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	$	$	$
Opening balance, November 1, 2023	51,266,522	12,740	5.61	0.75
Warrants expired	(46,309,556)	(8,008)	0.58	—	2/22/2024 - 05/26/2024
Warrants exercised	(104,600)	(100)	2.73	2.98	7/22/2027
Balance, October 31, 2024	4,852,366	4,632	2.73	2.98	7/22/2027

Warrants exercised	(2,800)	(3)	2.73	2.47	7/22/2027
Balance, January 31, 2025	4,849,566	4,629	2.73	2.47	7/22/2027
20. Loss per share

	Three months ended January 31,
	2025	2024
	$	$
Net loss for the period	(2,689)	(5)
Non-controlling interest portion of net loss (income)	(119)	(335)
Net loss attributable to the owners of the Company	(2,808)	(340)
	#	#
Weighted average number of common shares - basic	80,874,524	78,149,894
Basic and diluted income (loss) per share	(0.03)	—

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
During the three months ended January 31, 2025, the Company reported a net loss. In the computation of the diluted loss per share, common share equivalents are not considered, as the inclusion of the common shares equivalents are anti-dilutive for the year.
21. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GIC's) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

As at	January 31, 2025	October 31, 2024
	$	$
Current (for less than 30 days)	1,872	2,619
31 – 60 days	211	79
61 – 90 days	610	19
Greater than 90 days	1,306	1,116
Less allowance	(536)	(525)
	3,463	3,308
Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the three months ended ended January 31, 2025 $2 (January 31, 2024 $2) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2025	2026-2027	2028-2029	2030 and beyond
Accounts payable and accrued liabilities	21,893	21,893	–	–	–
Notes payable	1,114	771	28	28	287
Interest bearing loans and borrowings	13,554	3,493	10,061	–	–
Secured Debentures	23,250	1,350	3,600	18,300	–
Undiscounted lease obligations	47,799	9,577	11,097	9,641	17,484
Balance, January 31, 2025	107,610	37,084	24,786	27,969	17,771
(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.
At January 31, 2025, approximately 56% of the Company’s borrowings are at a fixed rate of interest (October 31, 2024: 64%).
At January 31, 2025, assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $120 (October 31, 2024 : $129).

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at January 31, 2025 was as follows:

As at	January 31, 2025				October 31, 2024
(Canadian dollar equivalent amounts of GBP, EUR, USD)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	571	358	2,513	3,442	3,292
Trade and other receivables	83	6	374	463	442
Accounts payable and accrued liabilities	(54)	(222)	(3,005)	(3,281)	(2,869)
Net monetary assets	600	142	(118)	624	865
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $6 (October 31, 2024 - $19). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $7 (October 31, 2024 - $2), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $30 (October 31, 2024 - $28). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
22. Segmented information
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the three months ended January 31,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Total Revenue	$135,714	$115,701	$6,747	$12,367	$142,461	$128,068
Gross profit	$33,273	$30,911	$2,167	$5,083	$35,440	$35,994
Income (loss) from operations	$2,290	$2,955	$(2,223)	$(163)	$67	$2,792
	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
As at January 31, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Current assets	$63,881	$75,161	$9,851	$10,628	$73,732	$85,789
Non-current assets	$130,166	$128,719	$31,765	$31,700	$161,931	$160,419
Current liabilities	$40,410	$56,741	$5,418	$4,739	$45,828	$61,480
Non-current liabilities	$40,459	$35,788	$4,276	$3,428	$44,735	$39,216

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended January 31,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	$135,714	$115,701	$6,458	$11,815	$289	$552	$142,461	$128,068
Gross profit (loss)	$33,272	$30,916	$2,028	$4,751	$140	$327	$35,440	$35,994
(Loss) income from operations	$1,956	$2,485	$(1,606)	$146	$(284)	$161	$66	$2,792
	Canada	Canada	USA	USA	International	International	Total	Total
As at January 31, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	$64,622	$77,037	$8,348	$7,940	$762	$812	$73,732	$85,789
Non-current assets	$130,447	$129,115	$27,861	$27,634	$3,623	$3,670	$161,931	$160,419
Current liabilities	$41,719	$57,692	$3,932	$3,580	$177	$208	$45,828	$61,480
Non-current liabilities	$40,412	$36,680	$4,038	$2,252	$285	$284	$44,735	$39,216
Corporate overhead is allocated to bricks-and-mortar and e-commerce based on a percentage of revenue for the three months ended January 31, 2025 as 95% bricks-and-mortar and 5% e-commerce.
23. Related party transactions
As at January 31, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that end on December 31, 2028 with one additional 5-year term extensions exercisable remaining at the option of the Company.

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
24. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets	Total
$
Opening balance, November 1, 2024	36,525
Net additions	3,775
Depreciation expense for the period	(2,639)
Balance, January 31, 2025	37,661

Lease Liabilities	Total
$
Opening balance, November 1, 2024	40,207
Additions	3,649
Terminations	-
Foreign currency translation	70
Lease Liability payments	(2,222)
Balance, January 31, 2025	41,704
Less current portion	(9,376)
Non-current	32,328
During the three months ended January 31, 2025, the Company also paid $1,439 (January 31, 2024: $1,230) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
25. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2025 and 2024
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)
26. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.
27. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations and with the exclusion of Goodwill.

	Balance as at January 31, 2025	Balance as at October 31, 2024
	$	$
Total current assets	5,212	5,482
Total non-current assets	6,198	6,365
Total current liabilities	(993)	(1,496)
Total non-current liabilities	(414)	(758)

	For the 3 months ended January 31, 2025	For the 3 months ended January 31, 2024
	$	$
Revenues for the period ended	4,457	7,838
Net income for the period ended	85	960
Total income	60	122
The net change in non-controlling interests is as follows:

As at	January 31, 2025	October 31, 2024
	$	$
Opening balance, beginning of the period	2,240	2,110
Share of income for the period - Saturninus Partners	22	116
Share of income for the period - NAC OCN Ltd.Partnership	72	208
Share of income for the period - NAC Thompson North Ltd. Partnership	74	182
Share of income for the period - Enigmaa Ltd.	(49)	(116)
Share of income for the period - NuLeaf	-	136
Purchase of NuLeaf	-	(196)
Distribution - Saturninus Partners	-	(200)
Balance, end of the period	2,359	2,240
28. Subsequent events
Subsequent to January 31, 2025, the following event took place:
•On February 25, 2025, the Company announced that it has paused the acquisition of Purecan GmbH, originally intended to facilitate its entry into the German medical cannabis market. The Company is exploring alternative arrangements with Purecan to pursue its expansion into Germany. Discussions remain ongoing, and there is no assurance that a revised agreement will be reached.

23